Exhibit 99.1

For Ministry Use Only	Ontario Corporation Number
À I’usage exclusif du ministère	Numéro de la société en Ontario

1840581

ARTICLES OF AMENDMENT STATUTS DE MODIFICATION

Form 3	1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Business		Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :
Corporations		K	I	N	R	O	S	S		G	O	L	D		C	O	R	P	O	R	A	T	I	O	N
Act

Formule 3
Loi sur les	2.	The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS)
sociétés par		Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :
actions		N	O	T		A	P	P	L	I	C	A	B	L	E

	3.	Date of incorporation/amalgamation: Date de la constitution ou de la fusion :
2011/01/01
(Year, Month, Day) (année, mois, jour)
4.
Complete only if there is a change in the number of directors or the minimum / maximum number of directors. II faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

		Number of directors is/are:									minimum and maximum number of directors is/are:
		Nombre d’administrateurs :									nombres minimum et maximum d’administrateurs :

		Number									minimum and maximum
		Nombre									minimum et maximum
or
ou
	5.	The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(i) to delete from Section 2.1 the words “Subject to the rights of the holders of any other class or series of shares of the Corporation,” and change “the holders”to “The holders”;

07119 (2011/05)	© Queen’s Printer for Ontario, 2011 / © Imprimeur de la Reine pour I’Ontario, 2011																									Page 1 of/de 2

1A

(ii) to delete from Section 2.2 the words “, except meetings at which only holders of another specified class or series of shares are entitled to vote,” and

(iii) to delete Part 3 of the Articles in its entirety.

07119 (2008/06)

6.
The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.
The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2015/05/06
(Year, Month, Day) (année, mois, jour)

These articles are signed in duplicate. Les présents statuts sont signés en double exemplaire.

KINROSS GOLD CORPORATION

(Print name of corporation from Article 1 on page 1) (Veuillez écrir le nom de la société de I’article un à la page une).

	By/ Par : /s/ Shelley M. Riley	VP AND CORPORATE SECRETARY
	(Signature) (Signature)	(Description of Office) (Fonction)

07119 (2011/05)		Page 2 of/de 2

Schedule A – Text of amended and restated Articles of Kinross Gold Corporation

Part 1- Interpretation

In this Appendix

(a)	“Act” means the Business Corporations Act (Ontario), or its successor, as amended, replaced or re-enacted from time to time; and

(b)
“final distribution” means the distribution of assets of the Corporation on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

This Appendix, as from time to time amended, shall be read without regard to paragraph headings, which are included for ease of reference only, and with all changes in gender and number permitted by the context.

Part 2 - Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Section 2.1        Dividends and Distributions: The holders of the Common Shares are entitled to receive equally, share for share: (i) all dividends declared by the directors, (ii) all property of the Corporation that is ever distributed to any of its shareholders (including without limitation on any final distribution) and (iii) any remaining property of the Corporation on dissolution.

Section 2.2        Votes: The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation and are entitled to one vote for each Common Share held on all votes taken at such meetings.